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                                [ALLSTATE LOGO]

August 27, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Allstate Life of New York Separate Account A ("Registrant")
    Allstate Life Insurance Company of New York ("Depositor")
    Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File Nos. 333-143228 and 811-07467; CIK No. 0000948255)

Commissioners:

Registrant is filing this correspondence for the purpose of responding to Staff comments provided by telephone on August 14, 2009 in connection with the above referenced Registration Statement filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 485(a) under the Securities Act of 1933 (the "Securities Act") on July 17, 2009. Set forth below is a recital of each comment, followed immediately by the Registrant's response. We have attached the proposed supplement as Exhibit A.

1. Fee Table Footnote 3, page 1: You asked that we more clearly state the maximum charge.

Response: We have revised the footnote to specifically state the maximum charge and clarify that the charge cannot exceed this maximum once elected.

2. Part C, Item 24(a) Financial Statements and Exhibits: You asked that we incorporate by reference, the Financial Statements that were filed as a part of Part B.

Response: We have revised the text to incorporate such by reference.

3. Part C, Item 24(b) Exhibits 3, 4 and 5: You have asked that if the contracts, agreements and applications incorporated by reference under Part C, Exhibits 3, 4 and 5, are copies of the actual documents, please so indicate.

Response: The phrase "form of" has been deleted from the names of the contracts, agreements and applications, because such, as incorporated by reference into the Amendment, are the actual documents.

4. Part C, Item 34: You have asked that we correct the typographical error respecting the reasonableness of the charge.

                                      1

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Response: The disclosure has been amended to state that the fees and charges deducted are reasonable in relation to the services rendered.

5. Incorporation of Exhibits: You have requested that the SEC File number and Exhibit number be included when Exhibits are incorporated by reference.

Response: We have updated all such references to reflect the SEC File and Exhibit numbers.

Registrant will include the above revisions in Post-Effective Amendment No. 11 that will be filed with the Commission pursuant to Rule 485(b) under the Securities Act before September 15, 2009. In addition to the above revisions, Registrant has included revised numbers within the Expense Example tables appearing on page 2 of the Prospectus Supplement.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filings, and that Staff comments, or our changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of this correspondence filing to the Registration Statement. If you have any questions, please do not hesitate to call me at 847/402-5745. Thank you.

Very truly yours,

/s/ JOCELYN LIU
-------------------------
Jocelyn Liu

Enclosure

cc: Thomas S. Clark, Esq.
    Prudential Financial

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                                                                      Exhibit A

                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

       Allstate RetirementAccess Variable Annuity B Series ("B Series") Allstate RetirementAccess Variable Annuity L Series ("L Series") Allstate RetirementAccess Variable Annuity X Series ("X Series")

                     Supplement, dated September 15, 2009

              To Prospectuses, dated May 1, 2009, as supplemented

This Supplement should be read and retained with the current Prospectus for your Annuity. If you would like another copy of the current Prospectus, please contact us at 1-877-234-8688.

This Supplement revises your Prospectus to reflect (a) that for new elections of the Highest Anniversary Value Death Benefit (HAV) on or after September 15, 2009, we are increasing the charge to 0.40% as a percentage of Sub-account net assets; and (b) revised Expense Examples to reflect this charge increase.

A. In the table entitled "Your Optional Benefit Fees and Charges" on page 6, we replace the information relating to the Highest Anniversary Value Death Benefit ("HAV") with the following:

                            YOUR OPTIONAL BENEFIT FEES AND CHARGES/1/
-------------------------------------------------------------------------------------------------
                                            OPTIONAL
                                          BENEFIT FEE/
                                             CHARGES
                                       (as a percentage of      TOTAL         TOTAL         TOTAL
                                         Sub-account net       ANNUAL        ANNUAL        ANNUAL
                                         assets, unless      CHARGE /2/     CHARGE/2/     CHARGE/2/
OPTIONAL BENEFIT                       otherwise indicated)  for B SERIES  for L SERIES  for X SERIES
----------------                       --------------------  ------------  ------------  ------------
HIGHEST ANNIVERSARY VALUE DEATH
  BENEFIT ("HAV") Current and maximum
  Charge/3/ (if elected on or after
  September 15, 2009).................        0.40%             1.55%         1.90%         1.95%
------------------------------------------------------------------------------------------------------
Please refer to the section of this Prospectus that describes each optional benefit for a complete description of the benefit, including any restrictions or limitations that may apply.
------------------------------------------------------------------------------------------------------

    1. HOW CHARGE IS DETERMINED

   Highest Anniversary Value Death Benefit: Charge for this benefit is assessed against the average daily net assets of the Sub-accounts. For elections prior to September 15, 2009, the charge is 0.25% resulting in a total annual charge as follows: For B Series, 1.40% total annual charge applies. For L Series, 1.75% total annual charge applies. For X Series, total annual charge is 1.80%. For elections on or after September 15, 2009, the charge is 0.40% resulting in a total annual charge as follows: For B Series, 1.55% total annual charge applies. For L Series, 1.90% total annual charge applies. For X Series, total annual charge is 1.95%.

   2. The Total Annual Charge includes the Insurance Charge assessed against the average daily net assets allocated to the Sub-accounts. If you elect more than one optional benefit, the Total Annual Charge would be increased to include the charge for each optional benefit.

   3. The charge will not exceed the maximum charge indicated once you elect the benefit. However, the maximum charge may be higher for new elections occuring at a later date.

B. On page 11, the tables of Expense Examples are replaced with the following:

Expense Examples are provided as follows: 1.) if you surrender the Annuity at the end of the stated time period; 2.) if you annuitize at the end of the stated time period; and 3.) if you do not surrender your Annuity.

If you surrender your Annuity at the end of the applicable time period:

                                1 yr  3 yrs  5 yrs  10 yrs
                               ------ ------ ------ ------
                     B SERIES  $1,241 $2,152 $3,106 $5,003
                     L SERIES  $1,317 $2,469 $3,548 $5,615
                     X SERIES  $1,479 $2,561 $3,579 $5,316

If you annuitize your Annuity at the end of the applicable time period: 1

                                 1 yr 3 yrs  5 yrs  10 yrs
                                ----- ------ ------ ------
                      B SERIES   N/A  $1,652 $2,806 $5,003
                      L SERIES   N/A  $1,869 $3,148 $5,615
                      X SERIES   N/A  $1,761 $2,979 $5,316

If you do not surrender your Annuity:

                                1 yr 3 yrs  5 yrs  10 yrs
                                ---- ------ ------ ------
                      B SERIES  $541 $1,652 $2,806 $5,003
                      L SERIES  $617 $1,869 $3,148 $5,615
                      X SERIES  $579 $1,761 $2,979 $5,316

/1/ You may not annuitize in the first Annuity Year.

C. On page 82, the paragraph entitled "What are the Charges for the Optional Death Benefits?" is replaced as follows:

What are the Charges for the Optional Death Benefit?
If you elect the HAV Death Benefit before September 15, 2009, we deduct a charge equal to 0.25% per year of the average daily net assets of the Sub-accounts. If you elect the HAV Death Benefit on or after September 15, 2009, we deduct a charge equal to 0.40% per year of the average daily net assets of the Sub-accounts. We deduct the charge for this benefit to compensate Allstate New York for providing increased insurance protection under the HAV Death Benefit. The additional annual charge is deducted daily against your Account Value allocated to the Sub-accounts.